[Ameritas Life Insurance Corp. Logo]
--------------------------------------------------------------------------------
                                   P.O. Box 81889 / Lincoln, NE  68501-1889
                                    5900 O Street / Lincoln, NE  68510-2234
                                                             (402) 467-1122


February 23, 2012

                                                   [By EDGAR and Overnight Mail]

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: Ameritas Life Insurance Corp. ("Ameritas" or "Depositor") and Ameritas Variable Separate Account VA-2, 1940 Act No. 811-05192 ("Separate Account" or "Registrant")
     OVERTURE Medley! Flexible Premium Deferred Variable Annuity, 1933 Act No. 333-142483 Post-Effective Amendment No. 14 on Form N-4 Pursuant to Rule 485(a)
     Response to Commission Staff Comments

Dear Ms. Roberts:

This letter is in response to Commission staff review comments received by telephone on February 14, 2012, for the above-referenced amendment filed January 20, 2012. We have attached selected text from the prospectus showing revisions related to these comments and responses. We also plan to file a Rule 485(b) post-effective amendment with the revisions on or about April 18, 2012.

1. General Comment. You asked what happens with Policy Owners who have GLWB riders invested in the discontinued asset allocation model.

          Response: The Rule 485(a) filing deleted the name of the discontinued model both in the Asset Allocation Program section of the prospectus, on page 22, and in the GLWB Rider section, on page 38. The model is being discontinued only for Policy Owners who have active GLWB riders. Therefore, we believe the general comment is addressed appropriately in the GLWB Rider section of the prospectus, where the fourth paragraph of the sub-section on Asset Allocation states:
                    We have the right to discontinue access to an allocation
               model. If an allocation model will be discontinued, we will notify you within 30 days prior to the change. If after 30 days you have not selected another allowable allocation model, we will transfer all funds from the discontinued allocation model to a default model as specified in the notice. You may later request to transfer your total Policy value from the default model to any of the remaining asset allocation models.
          We intend to file a Rule 497(e) supplement including the required advance notification and reiterating this process in regards to the discontinued model. We plan to distribute the supplement to Policy Owners on or about April 1, 2012.

     On February 21, you further requested that we indicate in our Correspondence the actual default model for GLWB Policy Owners who are invested in the discontinued model, and that we represent that the procedures in Post-Effective Amendment No. 14 for Registration No. 333-142483 (the "template filing") are the same as procedures to discontinue an asset allocation model for the GLWB rider in a replicate filing for Registration No. 333-120972.

          Response: The Balanced asset allocation model will be the default model for any Policy Owners who have GLWB riders and Policy values invested in the discontinued model. The procedures in the template filing are the same as procedures to discontinue an asset allocation model for the GLWB rider in the replicate filing. We plan to file and distribute a similar supplement for the replicate filing product.

2. Pages 5 and 13. You commented that we should state the basis for Annual Fees for Optional Withdrawal Charge Riders, whether Policy value or something else, and how long the fees are imposed. This comment relates to Form N-4, Item 6.

          Response: The basis for annual fees for Annual Fees for Optional Withdrawal Charge Riders is Policy value, and, in most instances, the fees are charged for the life of the Policy. We have revised two headers for this part of the chart on Page 5 to read as follows:

            -----------------------------------------------------------------------
            ANNUAL FEES and EXPENSES
              Unless otherwise stated, charges continue for the life of the Policy.
            -----------------------------------------------------------------------
            ANNUAL WITHDRAWAL FEES
              Deducted monthly to equal the annual % of Policy value shown.
            -----------------------------------------------------------------------

          These revised headers are on the copy of Page 5, Attachment #1.

          The CHARGES EXPLAINED section, pages 11-13 in the January 20th filing, includes discussion about several withdrawal charge riders. The No Withdrawal Charge Rider paragraph in the Optional Free Withdrawal Riders section, page 12, states :
               The charge for this rider is a percentage of the Policy value that will be deducted from the Policy value for the life of the Policy.
          We revised text for the other riders discussed in this section to include the source and duration of fees. (See Attachment #2, where highlighted text was part of January 20, 2012 filing and red-lined text is new.)

3. Page 5, note 1. You commented that we need to make clearer that some states will not allow us to charge the maximum premium withdrawal charges shown in the chart.

          Response: We revised the second sentence of Note 1 to state:
               Some Premium Withdrawal Charges are lower in states that prohibit our charging the maximum rates in the chart.
          This change is red-lined on the copy of Page 5, Attachment #1.

4. Page 5, note 2, and page 24. You commented that mention of new plans in the footnote is not consistent with the narrative on page 24, and you requested clarification of the meaning of "sales to plans."

          Response: We revised the note and text to state:
               We will issue no 403(b)(TSA) policies for plans that currently do not use Overture Medley (R) after April 30, 2012, and we will issue no new Policies to participants in 403(b) (TSA) plans that currently use the Overture Medley (R) variable annuity after June 30, 2012.
          This change is red-lined on the copy of Page 5, Attachment #1.

5. Page 5, notes 5 and 6: You commented that the second sentence of footnote 5 appears to apply to footnote 6.

          Response: Our actuaries reviewed these footnotes and advised that the second sentence of footnote 5 should be kept with that footnote and repeated with footnote 6. For the base Policy, as well as the Minimum Initial Premium Rider, Annual Policy Fees are waived if the Policy value is at least $50,000 on the Policy Anniversary. Additionally, for the 403(b) Minimum Initial Premium Rider, we will waive the fee if the annual premium is at least $2,000. Once Annual Policy Fees are waived for a Policy, they are waived for all years. This applies in all cases.
          The sentence is added to footnote 6, as shown in red-line on the copy of Page 5, Attachment #1.

6. Page 21: You commented that we should provide information about how unaffiliated consultants for the asset allocation program are paid.

          Response: We are adding a sentence to this disclosure, as shown in red-line, below:
               "We also obtain research and business support services relating to models from unaffiliated consultants. We pay for these consultant services, at no additional cost to Policy Owners."


We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel


Attachments

Attachment #1
Page 5 from January 20, 2012 filing, modified for responses to Commission staff comments.

CHARGES
--------------------------------------------------------------------------------
               (x= Base Policy;  y = Optional Fee)
               -----------------------------------
         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer Policy value between investment options. We may increase CURRENT FEES, but we guarantee that each CURRENT FEE will never exceed the corresponding GUARANTEED MAXIMUM FEE.

--------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------------

                                                                     Guaranteed Maximum Withdrawal Charges

--------------------------------------------------------------------------------------------------------------------
PREMIUM WITHDRAWAL CHARGES (1)                                         Years since receipt of premium:
(deducted as a % of each premium withdrawn)
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
                                                          1     2     3     4     5     6    7     8     9     10+
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 x   9-Year Base Policy Withdrawal Charge                 8%    8%    8%    7%    7%   6%    5%    4%    2%    0%
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   7-Year Withdrawal Charge Rider                       7%    6%    5%    4%    3%   2%    1%    0%     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   5-Year Withdrawal Charge Rider                       7%    7%    6%    4%    2%   0%     -     -     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 Y   No Withdrawal Charge Rider                           0%     -     -     -     -     -    -     -     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   403(b) TSA Endorsement 7 Year Withdrawal Charge (2)  8%    8%    8%    7%    6%   5%    3%    0%     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------

                                                                                  -------------------- --------------------
                                                                                        Guaranteed
                                                                                          Maximum           Current Fees
                                                                                           Fees
--------------------------------------------------------------------------------  -------------------- --------------------
TRANSFER FEE (per transfer)
x    First 15 transfers per Policy Year                                                   NONE                NONE
x    Over 15 transfers in one Policy Year, we may charge                                  $10                 $10
--------------------------------------------------------------------------------  -------------------- --------------------
STATE PREMIUM TAXES (rates vary by state)(3)                                                               0% to 3.5%
--------------------------------------------------------------------------------  -------------------- --------------------
LOAN ORIGINATION FEE (4)                                                                  $40                 $25
--------------------------------------------------------------------------------  -------------------- --------------------

         The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.
------------------------------------------------------------------------------------------------------ --------------------
ANNUAL FEES and EXPENSES

     Unless otherwise stated, charges continue for the life of the Policy.

-------------------------------------------------------------------------------- --------------------- --------------------
                                                                                        Guaranteed
                                                                                          Maximum           Current Fees
                                                                                           Fees
--------------------------------------------------------------------------------  -------------------- --------------------
ANNUAL POLICY FEES
    Waived if Policy value is at least $50,000 on a Policy Anniversary. (5)
--------------------------------------------------------------------------------  -------------------- --------------------
x    ANNUAL POLICY FEE                                                                    $40                  $40
y    Optional MINIMUM INITIAL PREMIUM RIDER ANNUAL POLICY FEE (6)                         $40                  $40
------------------------------------------------------------------------------------------------------ --------------------
ANNUAL WITHDRAWAL FEES

         Deducted monthly to equal the annual % of Policy value shown.

--------------------------------------------------------------------------------  -------------------- --------------------
x    Base Policy Withdrawal Charge:                                                       NONE                NONE
y    ANNUAL FEES FOR OPTIONAL WITHDRAWAL CHARGE RIDERS:
y    7-Year Withdrawal Charge Rider                                                      0.40%               0.35%
y    5-Year Withdrawal Charge Rider                                                      0.60%               0.50%
Y    No Withdrawal Charge Rider (7)                                                      1.25%               0.75%
y    403(b) Tax Sheltered Annuity Endorsement (2,8)                                        0.40%               0.30%
------------------------------------------------------------------------------------------------------ --------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
         Deducted daily from assets allocated to the Separate Account to equal the annual % shown.
--------------------------------------------------------------------------------  -------------------- --------------------
x  MORTALITY & EXPENSE RISK CHARGE                                                       0.75%               0.65%
x  ADMINISTRATIVE EXPENSE FEE                                                            0.25%               0.20%
------------------------------------------------------------------------------------------------------ --------------------

(1) Current Withdrawal Charges are the same as Guaranteed Maximum Withdrawal Charges. Premium Withdrawal Charges are lower in states that prohibit our charging the maximum rates shown in the chart.
(2) We will issue no 403(b)(TSA) policies for plans that currently do not use Overture Medley(R) after April 30, 2012, and we will issue no new Policies to participants in 403(b)(TSA) plans that currently use the Overture Medley(R) variable annuity after June 30, 2012.
(3) Tax rates and timing of payment vary by state and may change. Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future. See the CHARGES EXPLAINED section.
(4) On Policies issued after January 1, 2002 with the 403(b) Tax Sheltered Annuity Endorsement (not applicable to Policies issued prior to January 1, 2002 or in states where fee not approved). Waived if loan repayment is established on an automatic basis.
(5) Annual Policy Fee waived only in those Policy Years that Policy value is at least $50,000 on a Policy Anniversary. Minimum Initial Premium Rider Annual Policy Fee waived in all years after condition is met.
(6) Waived for 403(b) Policies issued with the 403(b) Minimum Initial Premium Rider in Policy Years when total annual net premium (premiums less withdrawals) is $2,000 or greater. Minimum Initial Premium Rider Annual Policy Fee waived in all years after condition is met.
(7) Available for Policies issued on or after September 24, 2008. Other riders that may be used with the No Withdrawal Charge Rider are: Guaranteed Lifetime Withdrawal Benefit and the Guaranteed Minimum Death Benefit - 1-Year "Periodic Step-Up."
(8) REQUIRED for 403(b) Policies issued after January 1, 2002. 403(b) TSA Endorsement 7-Year Premium Withdrawal Charge schedule applies in all states except SC and WA; in those states a 9-Year Premium Withdrawal Charge schedule applies. The PA 7-year schedule varies from this chart.

Attachment #2
Excerpts from January 20, 2012 filing, pages 11 - 13, modified for Commission staff comments. *

         Optional Withdrawal Charge Riders
         y The fees for optional withdrawal charge riders are a percentage of Policy value that is deducted monthly from Policy value. These fees continue as long as the Policy is in force. Your election of one of the optional withdrawal charge riders must be made at issue of the Policy. The Expanded "Free" Withdrawal Rider is not available for Policies issued on or after January 1, 2010. If you elected the Expanded "Free" Withdrawal Rider, your current Separate Account annual expenses will total 1.20% of the average net asset value, assuming no charges for other riders. If you did not elect the Expanded "Free" Withdrawal Rider, your current Separate Account annual expenses will be 0.85%, again assuming no charges for other riders.

         Optional Free Withdrawal Riders
         The base Policy does not have any free withdrawal provisions (allowing withdrawals not subject to a withdrawal charge).

         However, optional free withdrawal riders are available: See the POLICY
DISTRIBUTIONS: Withdrawals section of this prospectus for details. Current fees for optional free withdrawal riders are deducted from the Policy value on each Policy Month date, or if that date falls on a day other than a Business Day, the monthly charge will be deducted on the next Business Day.

         y A No Withdrawal Charge Rider is available for Policies issued on or after September 24, 2008. The charge for this rider is a percentage of the Policy value that will be deducted from the Policy value for the life of the Policy, and is referred to in the Policy Schedule as the "Monthly Charge." This rider may not be cancelled and will terminate when the Policy terminates. The fees for this rider continue as long as the Policy is in force.

         y The TSA No Withdrawal Charge Rider fees are a percentage of the Policy value that will be deducted monthly from Policy value for the life of the Policy. Withdrawal charge fee rates are less for Large Policies (initial premium $25,000 or more) than for Small Policies. The withdrawal charge fee rate is also reduced when the Policy value exceeds $50,000 on a Policy Anniversary. This rider may not be cancelled and will terminate when the Policy terminates. The fees for this rider continue as long as the Policy is in force.


         y The TSA Hardship Waiver Rider fees are a percentage of the Policy value that will be deducted monthly from Policy value while the rider remains in force. This rider automatically terminates if the Policy's tax-qualified status is changed from a 403(b) to an IRA. This rider may be cancelled at any time prior to exercising any of its benefits. Once the Rider's benefits are exercised, the Rider may not be cancelled and will continue as long as the Policy's tax-qualified status is a 403(b).


         403(b) TAX SHELTERED ANNUITY CHARGES
         403(b) Tax Sheltered Annuity endorsements issued after January 1, 2002 include a 403(b) TSA Endorsement 7-Year Withdrawal Charge schedule in all states except SC and WA; in those states the base Policy 9-Year Withdrawal Charge schedule applies. The PA 7-Year schedule varies from the schedule used in other states. (We will provide you with the correct schedule for your state prior to your purchase of a Policy.) Charges for the endorsement are a percent of Policy value that will be deducted monthly from Policy value for the life of the Policy. The 403(b) TSA Endorsement also includes a loan option and waiver of withdrawal charge upon disability or severance of employment after the ninth Policy Anniversary.

---------------------------
* Red-lined text is new.  Highlighted text was part of January 20, 2012 filing.